RESIGNATION LETTER

10 October 2023

The Board of Directors

QMIS TBS Capital Group Corp. 55-6, The Boulevard Office,

Lingkaran Syed Putra, Mid Valley City, 59200, Kuala Lumpur,

Malaysia

Ladies and Gentlemen:

I am writing to formally resign from my position as a member of the board of directors (the "Board") at QMIS TBS Capital Group Corp. (the "Company"), effective October 10, 2023.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, the Board or any committee of the Board.

Sincerely,

/s/ TingTing Gu